Exhibit 12.01

PUBLIC SERVICE COMPANY OF COLORADO

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$281,657	$290,861	$316,144	$393,366	$405,534
Add: Fixed Charges	258,150	260,822	263,395	237,765	226,651
Earnings as defined	$539,807	$551,683	$579,539	$631,131	$632,185
Fixed charges:
Interest charges	$258,150	$260,822	$256,023	$223,021	$211,451
Distributions on redeemable preferred securities of subsidiary trust	—	—	7,372	14,744	15,200
Total fixed charges	$258,150	$260,822	$263,395	$237,765	$226,651
Ratio of earnings to fixed charges	2.1	2.1	2.2	2.7	2.8